

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Lawrence A. Siebert
Chairman and Chief Executive Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763

> **Re: Chembio Diagnostics, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 7, 2013**
> **Response Letter dated October 10, 2013**
> **File No. 001-35569**

Dear Mr. Siebert:

We have reviewed your correspondence and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will do so.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 1. Business
General

1. We note your response to our first comment. In fiscal 2012 you earned $10.86 million in revenue through the FIOCRUZ agreements, or approximately 42% of the total amount, and your response states that you will continue to maintain substantially that level of revenue in fiscal 2013. Although purchase requirements under these agreements may be satisfied in the near future, both your disclosure and response note that you will be eligible to receive royalty payments through these agreements afterward. As a result, we disagree that these agreements are "non-continuing, short-term contracts." Therefore, please do the following:

   • Provide us with draft disclosure that restates the entirety of both sections referenced in your response, so that we are clear on how this disclosure will generally appear in future filings;

   • Include in the draft the range of royalty payments that you will be eligible to receive through the FIOCRUZ agreements; and

- As requested, file the FIOCRUZ agreements as exhibits to your next periodic report, pursuant to Item 601(b)(10)(B) of Regulation S-K.

Alternatively, you may submit another response that expands your analysis of these agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director